March 18, 2020

VIA EDGAR

Mr. Adam Phippen

Mr. Bill Thompson

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:AMERCO

Form 10-K for the Fiscal Year Ended March 31, 2019

Filed May 29, 2019

Dear Mr. Phippen and Mr. Thompson:

This letter responds to the letter of the Staff of the Securities and Exchange Commission (the “Staff”), dated March 4, 2020, to Jason Berg, Chief Financial Officer of AMERCO (the “Company” or “AMERCO”), regarding the Company’s Form 10-K for the fiscal year ended March 31, 2019, filed May 29, 2019 (the “10-K”). We appreciate the opportunity to respond to your comments and understand that the purpose of your review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment sets forth the Company’s response.

Form 10-K for the Fiscal Year Ended March 31, 2019

Consolidated Statements of Comprehensive Income (Loss), page F-4

Staff’s Comment:

1. Please tell us your consideration of presenting a total amount for other comprehensive income as required by ASC 220-10-45-1A.

Company’s Response:

For our future filing of our 10-K for the fiscal year ending March 31, 2020 we will include a total amount for other comprehensive income. On the following page is an example of the March 31, 2019 Consolidated Statements of Comprehensive Income (Loss) with the total amounts.

Mr. Adam Phippen

Mr. Bill Thompson

Division of Corporate Finance

U.S. Securities and Exchange Commission

Notes to Consolidated Financial Statements, page F-8

Staff’s Comment:

2. Please tell us your consideration of presenting the changes in the accumulated balances for each component of accumulated other comprehensive income and separately for each component of other comprehensive income. In addition, please tell us your consideration of presenting current period reclassifications out of accumulated other comprehensive income and other amounts of current-period other comprehensive income and the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, as required by 220-10-45-14A. Please also refer to ASC 220-10-55-15.

Company’s Response:

We will reflect the changes in Accumulated Other Comprehensive Income in the 10-K for the fiscal year ending March 31, 2020 in a table following the guidance in ASC 220-10-55-15. This has been properly included in our first three fiscal year 2020 10-Qs. We made this change starting in our first quarter 10-Q for June 30, 2019 to add the amounts reclassified from AOCI in the statement of changes to stockholders’ equity. The balances for this reclass as of March 31, 2019 were insignificant.

Note 3, Accounting Policies

Deferred Policy Acquisition Costs, page F-13

Staff’s Comment:

3. Please clarify that you only capitalize direct costs associated with successful efforts to acquire new or renew policies. Refer to ASC 944-30-50-1. In addition, please tell us your consideration of disclosing deferred policy acquisition costs amortization policies for each product type.

Mr. Adam Phippen

Mr. Bill Thompson

Division of Corporate Finance

U.S. Securities and Exchange Commission

Company’s Response:

We only capitalize direct costs of contract acquisition defined as those costs that result directly from and are essential to the contract transaction and would not have been incurred had the contract transaction not occurred. Only such costs relating to successful sales efforts are deferrable. We will make this clarification in future filings. We disclose deferred policy acquisition costs amortization policies by product type because the amortization methodology differs by product type and believes this assists in the understanding of our financial statements.

Note 20, Statutory Financial Information of Insurance Subsidiaries, page F-41

Staff’s Comment:

4. We note your disclosure of statutory surplus that could be distributed as ordinary dividends. We also note that you have provided Schedule I. If material, please disclose the nature of any other restrictions on the ability of the consolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances. Please also disclose the amounts of restricted net assets as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3) of Regulation S-X.

Company’s Response:

There are restrictions on the ability of our insurance subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. Their ordinary dividends are limited to the lower of 10% of prior year statutory surplus or prior year net income. Any extraordinary dividend, loans or advances to us from the insurance subsidiaries must be approved by the domiciliary insurance commissioner. For our 10-K for the fiscal year ending March 31, 2020, we will disclose the amounts of restricted net assets. For the fiscal year ended March 31, 2019 this amount was $130.2 million.

Signatures, page 49

Staff’s Comment:

5. The report must also be signed on behalf of the registrant by its principal executive officer and principal accounting officer. Any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the report. Refer to General Instruction D of Form 10-K.

Company’s Response:

For the 10-K for the fiscal year ending March 31, 2020 we will change the descriptor (“Duly Authorized Officer”) under Edward J. Shoen to read (“Principal Executive Officer”).

Mr. Adam Phippen

Mr. Bill Thompson

Division of Corporate Finance

U.S. Securities and Exchange Commission

As stated in our 8-K filed on March 29, 2019, our previous Chief Accounting Officer (“CAO”) resigned from the Company effective March 29, 2019. The CAO signed our previous 10-K filing for the fiscal year ended March 31, 2018 and our fiscal year 2019 10-Qs as filed on August 8, 2018, November 7, 2018 and February 6, 2019.  We did not name a new CAO until after we filed our March 31, 2019 10-K. We gave notification of our new CAO in the 8-K filed on August 7, 2019. Our new CAO has signed the previous two 10-Qs filed on November 6, 2019 and February 5, 2020 and will sign our upcoming 10-K for the fiscal year ending March 31, 2020.

In connection with responding to your comments, we acknowledge that:

  the Company is responsible for the adequacy and accuracy for the disclosure in the filing;
  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We believe this letter fully responds to the Staff’s inquiries. We are available at your convenience to discuss this further should you have any questions. Please call me at (602) 263-6804.

AMERCO

/s/ Jason A. Berg________________________

Jason A. Berg

Chief Financial Officer